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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 TELEGLOBE INC.
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                                (Name of Issuer)

             COMMON SHARES                                    87941V10
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    (Title of class of securities)                         (CUSIP number)


                           J. CHRISTOPHER DANCE, ESQ.
                           EXCEL COMMUNICATIONS, INC.
                         8750 NORTH CENTRAL EXPRESSWAY
                                   SUITE 2000
                              DALLAS, TEXAS 75231
                                 (214) 863-8000
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 14, 1998
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                        (Continued on following page(s))
                              (Page 1 of 13 Pages)


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NYFS07...:\51\42351\0022\2037\SCH3028L.43E

--------------------------------------------------------           --------------------------------------
CUSIP No.               87941V10                            13D                  Page 2 of 13
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
      1        NAME OF REPORTING PERSON:                 EXCEL COMMUNICATIONS, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.                    75-2720091
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]


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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            NOT APPLICABLE

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   DELAWARE
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   0 1
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 54,830,338
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0 1
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               54,530,338 2
               REPORTING PERSON:

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [_]
               SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         42.2% 3
                                                                                           (APPROX.)
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     14        TYPE OF REPORTING PERSON:                 CO

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

1] If the option under the stock option agreement between EXCEL and the Issuer described in this statement is exercised in full, EXCEL would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, 25,700,000 common shares of the capital stock of the Issuer subject to such option, as to which it would have sole voting and sole dispositive power.

2] If the option described in footnote 1 is exercised in full, 25,700,000 common shares of capital stock of the Issuer subject to such option would be added to this number.

3] Based on 129,306,908 common shares of capital stock of the Issuer represented by the Issuer to EXCEL to be outstanding as of June 14, 1998. If the option described in footnote 1 is exercised in full, this percentage would be 52.0% (based on an additional 25,700,000 common shares of capital stock of the Issuer outstanding).

Item 1.  Security and Issuer.

            This statement on Schedule 13D (the "Statement") relates to the common shares of capital stock, (the "Common Shares") of Teleglobe Inc., a corporation governed by the Canadian Business Corporations Act (the "Issuer"). The address of the Issuer's principal executive office is 1000 de La Gauchetiere Street West, Montreal, Quebec, H3B 4X5.

Item 2.  Identity and Background.

            (a), (b), (c) and (f). This Statement is filed on behalf of EXCEL Communications, Inc., a Delaware corporation ("EXCEL"). EXCEL is a provider of long distance telecommunications and paging services in the United States. The business address of EXCEL is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of EXCEL is set forth on Appendix I hereto and incorporated herein by reference.

            (d) and (e). During the past five years, neither EXCEL, nor to the best of its knowledge, any of its directors and executive officers, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Option (as defined and discussed in item 6 below) was granted in consideration of EXCEL entering into the Merger Agreement (as defined in item 4 below); EXCEL granted a reciprocal option to the Issuer in consideration of the Issuer entering into the Merger Agreement. EXCEL did not pay any cash consideration in respect of the Option and has not purchased any Common Shares thereunder.

            The proxies granted pursuant to the Voting Agreements (as defined and discussed in item 6 below) were also granted in consideration of EXCEL entering into the Merger Agreement.

Item 4.  Purpose of Transaction.

            On June 14, 1998, the Issuer, North Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), and EXCEL entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides that, following the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into EXCEL, with EXCEL continuing as the surviving corporation and a wholly owned subsidiary of the Issuer (the "Merger"). Pursuant to the Merger, each share of EXCEL common stock, par value $.001 per share, issued and outstanding immediately prior to the Merger will be converted into .885 of a Common Share (rounded down to the nearest whole number) and cash in lieu of any fractional Common Shares.

            The Merger is conditioned upon, among other things, (i) approval by the stockholders of EXCEL of the Merger (which condition has been satisfied),
(ii) approval by the shareholders of the Issuer of an amendment to the Issuer's articles of incorporation or by-laws to incorporate provisions restricting certain actions by, and concerning the composition of, the Board of Directors of the Issuer (the "Charter Amendment"), (iii) the effectiveness of the Issuer's registration statement on Form F-4 to be filed with the Securities and Exchange Commission, (iv) approval for listing of the Common Shares issuable or to be reserved for issuance in the Merger on The New York Stock Exchange, Inc. (the "NYSE"), subject to official notice of issuance, and the Montreal Exchange (the "ME") and The Toronto Stock Exchange ("the "TSE"), subject to customary requirements, (v) expiration or earlier termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), (vi) the absence of any law, government regulation or order opposing the Merger and (vii) receipt by the Issuer and EXCEL of opinions of their counsel that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended, that the Issuer, Merger Sub and EXCEL will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by EXCEL, Merger Sub or the Issuer as a result of the Merger.

            As an inducement for EXCEL to enter into the Merger Agreement, the Issuer and EXCEL entered into a Stock Option Agreement, dated as of June 14, 1998 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Issuer granted to EXCEL an irrevocable option (the "Option") to purchase up to 25,700,000 Common Shares at an exercise price of U.S. $25.812 per Common Share. The Option may be exercised by EXCEL in whole or in part at any time or from time to time following the termination of the Merger Agreement in circumstances when a termination fee is payable thereunder and an Acquisition Proposal (as defined in the Merger Agreement) is pending at the time of the termination.
The Stock Option Agreement also provides for the repurchase of the Common Shares by the Issuer under certain circumstances.

            In addition, as an additional inducement to EXCEL to enter into the Merger Agreement, BCE Inc. ("BCE") and Telesystem, Telecom Ltd. ("Telesystem"), shareholders of Teleglobe which, in the aggregate, hold approximately 42.4% of the Common Shares as of June 14, 1998, each entered into a Consent and Voting Agreement with Excel (collectively, the "Voting Agreements").



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
            Pursuant to the Voting Agreements, BCE and Telesystem severally executed irrevocable written consents in lieu of a meeting of shareholders of the Issuer approving the Merger Agreement and the Merger. In addition, such shareholders of the Issuer agreed, that during the term of the Voting Agreements, if requested by EXCEL, they would vote their shares (or execute written consents) in favor of the issuance by the Issuer of Common Shares pursuant to the Merger and in favor of the approval of the Charter Amendment at any meeting of Teleglobe's shareholders, however called. In furtherance of the foregoing agreements to vote, BCE and Telesystem severally granted to EXCEL irrevocable proxies, and appointed certain officers of EXCEL as their attorneys-in-fact, to vote their Common Shares in favor of approving the issuance by Teleglobe of Common Shares pursuant to the Merger and in favor of the Charter Amendment. As a result of the granting to EXCEL by BCE and Telesystems of the irrevocable proxies, EXCEL may be deemed to share voting power with respect to the Common Shares owned by BCE and Telesystem.

            The foregoing descriptions of the Stock Option Agreement and the Voting Agreements do not purport to be complete and are subject to all of the terms and provisions of the Stock



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
Option Agreement and the Voting Agreements, each incorporated by reference herein.

            Except as set forth above, EXCEL currently has no other plans or intentions that could result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

            (a) and (b). EXCEL, as grantee of the irrevocable proxies of BCE and Telesystem under the Voting Agreements, may be deemed to beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 54,530,338 Common Shares representing approximately 42.2% of the outstanding Common Shares as of June 14, 1998.

            Assuming the termination of the Merger Agreement in circumstances in which the Merger Agreement is terminated when a termination fee is payable thereunder and an Acquisition Proposal is pending at the time of termination, upon exercise of the Option in full, EXCEL would have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 25,700,000 Common Shares subject to the Option. If the Option was exercised in full, EXCEL would be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of 80,530,338 Common Shares representing 52.0% of the outstanding Common Shares as of June 14, 1998.



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
            The filing of this Statement shall not be construed as an admission by EXCEL that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares.

            (c). No transactions in the Common Shares were effected by EXCEL during the past 60 days, except as described herein.

            (d).  Not applicable.

            (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except for the Merger Agreement, the Stock Option Agreement and the proxies granted pursuant to the Voting Agreements, neither EXCEL, nor to the best of its knowledge, any other person named in Item 2 of this Statement (except as described below in this Item 6) has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            Certain persons named in Item 2 of this Statement may be entitled, effective upon the consummation of the Merger, to certain demand registration rights with respect to the Common Shares received by such persons pursuant to the Merger. The Registration Rights Agreement relating to these rights is incorporated by reference herein as Exhibit 5 hereto.

Item 7.  Materials to Be Filed as Exhibits

            The following exhibits are referenced herein and are incorporated by reference from EXCEL's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 1998:

            1. Stock Option Agreement, dated as of June 14, 1998, among Teleglobe Inc., North Merger Sub Corporation and EXCEL Communications, Inc.



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
            2. Agreement and Plan of Merger, dated as of June 14, 1998, among Teleglobe Inc., North Merger Sub Corporation and EXCEL Communications, Inc.

            3. Teleglobe Consent and Voting Agreement, dated as of June 14, 1998, between EXCEL Communications, Inc. and Telesystem Telecom Ltd.

            4. Teleglobe Consent and Voting Agreement, dated as of June 14, 1998, between EXCEL Communications, Inc. and BCE Inc.

            5. Form of Registration Rights Agreement to be entered into between Teleglobe Inc. and the shareholders named therein.

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
                                   SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 1998

                                    EXCEL COMMUNICATIONS, INC.

                                    By: /s/ J. Christopher Dance
                                        ---------------------------------
                                        J. Christopher Dance
                                        Executive Vice President,
                                        Secretary and General Counsel






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
                                  APPENDIX I


            The following table sets forth the name, business address, position with EXCEL and principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted by each director and executive officer of EXCEL. The principal business address of EXCEL is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231 and, unless otherwise indicated, the business address of each person listed below is the aforesaid address. All of the individuals listed below are citizens of the United States.


                                             Position With EXCEL;
   Name and                                  Principal Occupation or
Business Address                                  Employment
----------------                                  ----------

Kenny A. Troutt                              Chairman of the Board, President
                                             and Chief Executive Officer.

Stephen R. Smith                             Executive Vice President of
                                             Marketing-Emeritus and Director.

Stephen G. Canton                            President Commercial Sales
                                             Division, Telco Communications
                                             Group, Inc.

J. Christopher Dance                         Executive Vice President, Secretary
                                             and General Counsel

Nicholas A. Merrick                          Executive Vice President and
                                             Chief Financial Officer.

Ronald A. McDougall                          Director; President and Chief
                                             Executive Officer of Brinker
                                             International, Inc.

T. Allan McArtor                             Director; President and Chief
                                             Executive Officer of Legend
                                             Airlines, Inc.

Kenneth L. Hilton                            Executive Vice President,
                                             Consumer Marketing.



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
Lester M. Lichter                            Executive Vice President and
                                             Chief Information Officer.

Thomas A. Marino                             Executive Vice President,
                                             Network Operations.

Paul D. Fletcher                             Vice President and Treasurer.

Craig E. Holmes                              Vice President and Chief
                                             Accounting Officer.






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